UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 1-13926
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Diamond Offshore 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Diamond Offshore Drilling, Inc.
15415 Katy Freeway
Houston, Texas 77094

Item 4
SIGNATURES
EXHIBIT INDEX
Consent of Independent Registered Public Accounting Firm

REQUIRED INFORMATION
Item 4.
          The financial statements and schedules of the Diamond Offshore 401(k) Plan for the fiscal year ended December 31, 2007 (attached)
Exhibits
23.1	Consent of Deloitte & Touche LLP

AUDITED FINANCIAL STATEMENTS AND SCHEDULE
DIAMOND OFFSHORE 401(k) PLAN
Years Ended December 31, 2007 and 2006,
Supplemental Schedule for Year Ended December 31, 2007
and Report of Independent Registered Public Accounting Firm

DIAMOND OFFSHORE 401(k) PLAN
Audited Financial Statements and Schedule
Years Ended December 31, 2007 and 2006
CONTENTS

Page
Report of Independent Registered Public Accounting Firm	5

Financial Statements:

Statements of Net Assets Available for Benefits for Years Ended December 31, 2007 and 2006	6

Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	7

Notes to Financial Statements	8

Supplemental Schedule for the Year Ended December 31, 2007:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	12
Note: Schedules other than the one listed above are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Participants and Administrative Committee
Diamond Offshore 401(k) Plan
Houston, Texas
We have audited the accompanying statements of net assets available for benefits of the Diamond Offshore 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Houston, Texas
June 25, 2008

DIAMOND OFFSHORE 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2007	2006
ASSETS:
Investments at fair value:
Mutual funds	$165,009,637	$130,781,294
Common/collective trust	60,124,451	54,299,675
Diamond Offshore Drilling, Inc. common stock fund	17,865,357	11,583,235
Loans to participants	10,358,447	9,694,709

Total investments	253,357,892	206,358,913

Receivables:
Participant contributions	237,617	430,603
Employer contributions	2,253,869	972,479

Total receivables	2,491,486	1,403,082

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	255,849,378	207,761,995

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	455,842	651,058

NET ASSETS AVAILABLE FOR BENEFITS	$256,305,220	$208,413,053

See notes to financial statements.

DIAMOND OFFSHORE 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

Year Ended
December 31,
2007
ADDITIONS:
Contributions:
Participant contributions	$18,272,694
Employer contributions	21,541,121

Total contributions	39,813,815

Investment income:
Net appreciation in fair value of investments	8,267,740
Dividends and interest	14,880,471

Net investment income	23,148,211

DEDUCTIONS:
Benefit payments to participants	(15,018,287)
Administrative expenses and other	(51,572)

Total deductions	(15,069,859)

INCREASE IN NET ASSETS FOR BENEFITS	47,892,167

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	208,413,053

End of year	$256,305,220

See notes to financial statements.

DIAMOND OFFSHORE 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF PLAN
     The Diamond Offshore 401(k) Plan, or the Plan, was established effective July 1, 1989. Diamond Offshore Management Company, which we refer to as “we,” “us” or “our,” is the Plan’s sponsor and a wholly-owned subsidiary of Diamond Offshore Drilling, Inc., or Diamond Offshore. The adoption of the Plan in its entirety is intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, or the IRC, and applicable regulations thereunder. The Plan is intended to qualify as a profit-sharing plan in accordance with the requirement of Section 401(a) (27) of the IRC.
     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
     General – The Plan is a defined contribution retirement plan for our U.S. employees and other subsidiaries of Diamond Offshore Drilling, Inc., collectively, the Participating Employers, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, or ERISA, and the IRC.
     Administration – The Plan is administered through an administrative committee appointed by our Board of Directors. Fidelity Management Trust Company, or Fidelity, is the Plan’s trustee.
     Participants – Effective July 1, 2006, employees of the Participating Employers become participants of the Plan three months from their original hire date. Previously terminated employees become eligible the later of (i) date of reemployment or (ii) lapse of three months from their original hire date. Prior to July 1, 2006, employees of the Participating Employers became participants of the Plan after the lapse of one year from their original hire date without regard to continuous service.
     Contributions – A profit sharing contribution, determined annually by our Board of Directors, may be made at our discretion. Effective January 1, 2007, we increased our profit sharing contribution percentage to 5% of each eligible employee’s qualified yearly earnings, as defined by the Plan. The profit sharing contribution percentage was 3.75% during 2006. The Participating Employers also make matching contributions equal to 100% of the first 6% of each contributing employee’s qualified annual compensation on a before-tax basis. Prior to January 1, 2007, the Participating Employers made matching contributions equal to 25% of the first 6% of each contributing employee’s qualified annual compensation on a before-tax basis. Contributions to the Plan are invested based on the participant’s investment election. If a participant fails to make a designation, his or her contributions shall be invested in the balanced fund then offered by the Plan that would be applicable to the participant assuming an age-65 retirement. Each participant may make voluntary before-tax contributions of 1% to 50% of his or her qualified yearly earnings as defined by the Plan, subject to federally mandated limitations of $15,500 and $15,000 for the years ended December 31, 2007 and 2006, respectively. In addition, each participant may make voluntary after-tax contributions in an amount which, when added to the participant’s before-tax contributions, does not exceed 50% of his or her qualified yearly earnings as defined by the Plan. Employees at least 50 years of age are permitted to contribute additional amounts, or catch-up contributions of his or her qualified yearly earnings up to a prescribed maximum in addition to the voluntary before-tax and after-tax maximums. The maximum for these catch-up contributions was $5,000 for both years ended December 31, 2007 and 2006. The catch-up contribution is subject to employer match.
     Investment Funds – The Plan is intended to be a plan described in Section 404(c) of ERISA and as a result it offers participants a variety of investment options. These options include mutual funds, the Fidelity Managed Income Portfolio II, which is a common/collective trust fund and the Diamond Offshore Drilling, Inc. Common Stock Fund, or the Stock Fund. Investment elections to the Stock Fund are limited to no more than 25% of a participants’ total election.
     Plan participants, at their sole discretion, may transfer amounts between the various investment options, including the Stock Fund. Any transfers that would cause the value of the Stock Fund account to exceed the 25% limit are disregarded and such amounts remain invested in the original investment fund. Current investment allocations to the Stock Fund are not affected by the 25% limitation.

     Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Participating Employers’ and the participant’s contributions, as well as an allocation of the Plan’s earnings. Allocations are based primarily on account balances at specified dates as provided under the terms of the Plan.
     Vesting – Each participant has, at all times, a fully vested and non-forfeitable interest in his or her contributions, earnings and employer contributions made by the Participating Employers (including all employer profit sharing contributions for years prior to January 1, 2007). Employer profit sharing contributions for years beginning on or after January 1, 2007 are fully vested after the lapse of three years from the participant’s original hire date.
     Forfeitures – Forfeitures resulting from the separation of service of participants not fully vested in the Plan can be applied to reduce the Participating Employers contributions to the Plan. During 2007, none of the forfeiture balance was used to reduce employer contributions. During 2006, we used $4,045 from the forfeiture account to reduce matching contributions. For the years ended December 31, 2007 and 2006, forfeiture balances available to reduce future contributions to the Plan and any related earned investment income were $95,838 and $214.
     Loans – Participants may borrow from his or her account a minimum of $1,000 up to the lesser of:
•	one-half of the vested value of the account or

•	$50,000.
The loans are secured by the balance in the participant’s account and bear interest of prime + 1.0%, with varying maturity dates, typically not exceeding five years. Interest rates on participant loans ranged from 8.25% to 9.25% for the year ended December 31, 2007 and 8.0% to 9.25% for the year ended December 31, 2006.
     Distributions – Upon separation of service, each participant may elect to receive their entire account balance in a lump-sum cash payment, except that, to the extent a participant’s accounts are invested in Diamond Offshore’s common stock, the participant may elect payment of whole shares of such stock with any balance paid in cash. Effective March 28, 2005, a mandatory cash out of a participant’s account valued from $1,001 to $5,000 was rolled over to an IRA established with Fidelity unless the participant directs otherwise.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Adoption of New Accounting Guidance – The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, or the FSP. One of the investment options offered by the Plan, the Fidelity Managed Income Portfolio II, is a common collective trust that is fully invested in contracts deemed to be fully benefit-responsive within the meaning of the FSP. As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.

     Basis of Accounting – The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP.
     Investment Valuation and Income Recognition – The Plan’s investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net assets value. Fair value for the Stock Fund is determined by using the last recorded sales price of Diamond Offshore common stock. The common/collective trust fund has an underlying investment in investment contracts and is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Loans are valued at cost which approximates market value.
     The Fidelity Managed Income Portfolio II is a stable value fund that is a commingled pool of the Managed Income Portfolio II. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and governmental bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded as earned. The net appreciation in fair value of investment securities consists of the net change in unrealized appreciation in fair value and realized gains upon the sale of investments, which are determined using the fair values of the investment securities as of the beginning of the year or the purchase price if acquired since that date.
     Payment of Benefits – Benefit payments are recorded when paid.
     Expenses – We pay certain administrative expenses of the Plan, as provided in the plan document.
     Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
     Risks and Uncertainties – The Plan utilizes various investment securities, including common stock, mutual funds and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with these investment securities, it is reasonably likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
3. INVESTMENTS
     The following is a summary of individual Plan assets in excess of 5% of total Plan assets at December 31, 2007 and 2006:

Description of Investment	2007	2006
Fidelity Managed Income Portfolio II*	$60,124,451	$54,299,675
Dodge & Cox Stock	30,137,055	29,401,226
Fidelity Growth Company Fund*	29,662,945	23,233,007
Fidelity Dividend Growth Fund*	13,492,492	14,106,494
American Funds Euro-Pacific Growth R5	20,303,100	—
American Funds Euro-Pacific Growth A	—	12,282,849
Diamond Offshore Stock Fund* (341,492 and 385,470 shares)	17,865,357	11,583,235

*	Party-in-interest

     During the year ended December 31, 2007 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2007
Mutual Funds	$69,021
Common Stock	8,198,719

Net appreciation of investments	$8,267,740

4. PLAN TERMINATION
     Although we do not expect to do so, we have the right under the Plan to discontinue contributions by the Participating Employers at any time and to terminate the Plan subject to the provisions of ERISA. Upon our termination of the Plan, participants would become 100% vested in their accounts and the trustee will distribute to each participant the amounts credited to his or her account.
5. FEDERAL INCOME TAXES
     The Plan obtained a favorable tax determination letter from the IRS dated October 15, 2002 covering amendments through September 28, 2001. Although the Plan has been amended since that date, it is the opinion of the Plan’s administrative committee that the Plan has met, and continues to meet, all necessary IRS requirements exempting it from federal income taxes; therefore, no provision for income taxes has been made.
6. PARTY-IN-INTEREST TRANSACTIONS
     Certain Plan investments are shares of mutual funds managed by the trustee of the Plan. The Stock Fund invests in the common stock of Diamond Offshore. Transactions with the trustee, the Participating Employers and Diamond Offshore qualify as party-in-interest transactions.
7. NEW ACCOUNTING STANDARDS
     In February 2007, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS 159. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities using different measurement techniques. SFAS 159 requires additional disclosures related to the fair value measurements included in the entity’s financial statements. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Accordingly, the Plan will adopt SFAS 159 in 2008. We have completed our evaluation of the impact of applying SFAS 159 on our financial statements and have determined that the adoption of SFAS 159 will not have a material impact.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Accordingly, the Plan will adopt SFAS 157 in 2008. We have completed our evaluation of the impact of applying SFAS 157 on our financial statements and have determined that the adoption of SFAS 157 will not have a material impact.

DIAMOND OFFSHORE 401(k) PLAN
SCHEDULE H, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2007

					(e) Current
(a)	(b) Identity of Issuer	Description of Investment	(d) Cost		Value
*	Fidelity Managed Income Portfolio II	common/collective trust	*	*	$60,580,293 ***
	Dodge & Cox Stock Fund	mutual fund	*	*	30,137,055
*	Fidelity Growth Company Fund	mutual fund	*	*	29,662,945
*	Fidelity Dividend Growth Fund	mutual fund	*	*	13,492,492
*	Fidelity Low-Priced Stock Fund	mutual fund	*	*	6,225,894
*	Fidelity Mid-Cap Stock Fund	mutual fund	*	*	7,175,268
	Lord Abbett Mid-Cap Value Fund – Class P	mutual fund	*	*	2,418,819
	ABF Small-Cap Value – Class PA	mutual fund	*	*	2,315,944
	Managers Special Equity Fund	mutual fund	*	*	917,633
	PIMCO Total Return Fund – Institutional	mutual fund	*	*	9,316,662
	American Funds – Euro-Pacific Growth Fund – Class R5	mutual fund	*	*	20,303,100
	Templeton Growth Fund – Class Adv	mutual fund	*	*	2,283,641
	Spartan U.S. Equity Index Fund	mutual fund	*	*	5,712,945
	American Funds – American Growth Fund – Class R5	mutual fund	*	*	2,805,240
*	Fidelity Freedom Income Fund	mutual fund	*	*	117,253
*	Fidelity Freedom 2000 Fund	mutual fund	*	*	256,481
*	Fidelity Freedom 2005 Fund	mutual fund	*	*	51,023
*	Fidelity Freedom 2010 Fund	mutual fund	*	*	2,539,676
*	Fidelity Freedom 2015 Fund	mutual fund	*	*	3,761,405
*	Fidelity Freedom 2020 Fund	mutual fund	*	*	9,885,013
*	Fidelity Freedom 2025 Fund	mutual fund	*	*	1,848,000
*	Fidelity Freedom 2030 Fund	mutual fund	*	*	3,789,626
*	Fidelity Freedom 2035 Fund	mutual fund	*	*	1,843,941
*	Fidelity Freedom 2040 Fund	mutual fund	*	*	5,063,954
*	Fidelity Freedom 2045 Fund	mutual fund	*	*	1,371,311
*	Fidelity Freedom 2050 Fund	mutual fund	*	*	1,714,316
*	Diamond Offshore Drilling, Inc.	common stock, par value $0.01	*	*	17,865,357
*	Participant loans	Loans at interest rates 8.25% to 9.25%			10,358,447

	Total Assets Held at End of Year				$253,813,734

*	Party-in-interest.

**	Cost information not provided as investments are participant-directed.

***	Amount represents the contract value. The fair value of this investment as of December 31, 2007 was $60,124,451.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan administrative committee of the Diamond Offshore 401(k) Plan has caused this annual report to be signed on its behalf by the undersigned.

DIAMOND OFFSHORE 401(k) PLAN

Date: June 27, 2008

	By:	/s/ Robert L. Charles
	Name:	Robert L. Charles
	Title:	Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.